

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

764180



02014055

NO ACT
P.E 12-14-01
1-08940

January 31, 2002

Jerry Whitson
Hunton & Williams
200 Park Avenue
New York, NY 10166-0136

Act 1934
Section
Rule 14A-8
Public Availability 1/31/2002

Re: Philip Morris Companies Inc.
Incoming letter dated December 14, 2001

Dear Mr. Whitson:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Philip Morris Companies by John O. Wasilowsky. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Cc: John O. Wasilowsky
120 Pine Lane
Palmerton, PA 18071



200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

JERRY E. WHITSON
DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

FILE NO: 54587.000064

December 14, 2001

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John O. Wasilowsky

Dear Ms. Dubblery:

Philip Morris Companies Inc. (the "Company") has received a shareholder proposal requiring the Company to "[s]top the age discrimination at the Lehigh Valley Kraft plant in Allentown" (the "Proposal"). The Proposal was submitted by John O. Wasilowsky, the beneficial owner of 525 shares of the Company's common stock (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8[1], we request that the Division not recommend any enforcement action if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 25, 2002. Pursuant to paragraph (j), enclosed are six copies of this letter, the Proposal and the supporting statement.

Grounds for Omission

The Proposal may be omitted from the Company's 2002 proxy materials for each of the following, separately sufficient, reasons:

---

[1] Unless otherwise noted, all references are to paragraphs of Rule 14a-8.



(i) pursuant to paragraph (i)(4) because it relates to a personal grievance;

(ii) pursuant to paragraph (i)(3) because it is false and misleading;

(iii) pursuant to paragraph (i)(1) because it is not a proper subject for action by shareholders;

(iv) pursuant to paragraph (i)(7) because it is pertains to the ordinary business operations of the Company; and

(v) pursuant to paragraph (i)(10) because it has been substantially implemented and is therefore moot.

I. The Proposal is the Proponent's personal grievance.

Paragraph (i)(4) permits the omission of a shareholder proposal if the proposal relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. This provision is intended to prevent shareholders from using the proposal process to attempt to achieve personal ends that are not necessarily in the common interest of the shareholders generally. See Exchange Act Release No. 34-20091 (August 16, 1983).

Pursuant to paragraph (i)(4), the Division has consistently allowed companies to exclude proposals intended to further a personal interest which was not shared by other shareholders. See U.S. West, Inc. (December 2, 1998) (proposal to advise management of shareholder dissatisfaction with a cash payment in lieu of fractional shares excludable as a personal grievance when brought by a shareholder who complained that he had to pay a tax preparer to research the capital gain associated with receipt of the cash payment); Station Casinos, Inc. (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); International Business Machines (January 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); International Business Machines (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); General Electric Corporation (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); Baroid Corporation (February 8, 1993) (proposal to have the proponent's claim for damages for alleged age discrimination discussed at the company's shareholders meeting excludable as a personal grievance); and Westinghouse Electric



Corporation (December 6, 1985) (proposal to extend severance pay to the proponent and disavow discrimination against minorities in general, excludable as a personal grievance).

The Proponent has sought to characterize the Proposal as a matter of general interest to all shareholders by referencing a topic of general interest, alleged age discrimination. The Proposal does not allege age discrimination throughout the Company's worldwide organization. Its focus on a handful of employees that includes the Proponent provides a clear indication that the Proponent is pursuing a personal interest and not a matter of general interest to shareholders. The Division has repeatedly taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." See Unocal Corporation (March 30, 2000) (proposal requesting certain actions in connection with underground storage tanks located on properties where the company previously operated service stations excludable as a personal grievance when brought by a proponent who was seeking to change the outcome of his unsuccessful litigation against the company); Exxon Mobil Corporation (March 23, 2000) (proposal to establish an oversight committee to review all reported sexual activities of employees on Exxon Mobil property excludable as a personal grievance when brought by a former employee who was had been involved in a sexual relationship with another employee and who, upon termination, launched an extensive campaign to alert the company of the other employee's sexual activities); Phillips Petroleum Company (January 7, 2000) (proposal to modify executive compensation excludable as a personal grievance when brought by a former employee who had, upon termination, conducted an extensive, ongoing correspondence campaign directed toward numerous company executives); and AlliedSignal, Inc. (December 15, 1995) (proposal asking the company to comply with age discrimination laws and rehire and reimburse terminated employees excludable as a personal grievance when brought by a terminated employee who had a pending action against the company alleging wrongful termination as a result of age discrimination).

The Proponent's attempt to characterize the Proposal as one concerning age discrimination is unsubstantiated. The Proponent is employed by the Company's subsidiary, Kraft Foods North America, Inc. ("Kraft"), as a mechanic at its Lehigh facility in Pennsylvania. In July 1988, a program was introduced at the Lehigh facility to shift technical expertise to the production areas of the plant from a central machine shop. Opportunities to bid on the new jobs were made available first to existing employees under a fair process that included an assessment of related work experience, past job performance, skills, technical aptitude and leadership. The program achieved its objectives of decreasing overhead costs, reducing downtime and improving operations.



There is no evidence to support the allegation of age discrimination. Many older workers were successful in their bids for the new opportunities; others chose to exercise their right to "bump" into production jobs if their jobs as mechanics were eliminated over the years. Still others, with the requisite seniority to remain mechanics, have done so. Over time and primarily through attrition, the number of line technician positions has increased while the number of maintenance mechanic positions has decreased. As mechanics have left the plant, line technicians rather than mechanics have filled the newly created vacancies.

Recently the Lehigh facility was downsized by approximately two hundred positions due to the exit of key businesses. The line technician group was reduced from 62 to 49. No mechanics lost their jobs in this process; coincidentally one individual resigned from the plant, thereby reducing the number of mechanics from 7 to 6 employees today. Also, in 1999, the Lehigh facility hired a new mechanic who was 57 years of age at the time of hire; this individual recently resigned voluntarily. Thus, the Company believes there is no evidence of any age discrimination among this handful of employees and that the Proponent is pursuing a personal grievance rather than a matter of interest to shareholders generally.

II. The Proposal is false and misleading.

Paragraph (i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any SEC proxy rule or regulation, including Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials. The Proposal is false and misleading in a number of respects.

The Proposal fails to provide the Company and its shareholders with specific guidelines and procedures necessary to implement it. The Division has consistently taken the position that when the action specified by the proposal is so inherently vague and indefinite that neither the shareholders voting upon the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what action or measures the proposal requires, the proposal may be excluded under paragraph (i)(3). See Abbott Laboratories (February 18, 2000); Wm. Wrigley Jr. Company (November 18, 1998); Kmart Corporation (February 23, 1996); and Wendy's International Inc. (February 6, 1990). The Proposal requires the Company to "[s]top the age discrimination at the Lehigh Valley Kraft plant in Allentown" without explaining how the Proposal should be implemented. Hiring, promotion, termination and workforce reduction policies are in place at the Lehigh facility and are followed when related actions are taken. These policies are revised from time to time to ensure continuing compliance with legislative changes as well as changes in business needs. The Proposal does not suggest additional guidelines and procedures that need to be implemented or how existing policies ought to be changed. Any action taken by the Company if the Proposal were adopted



would have to be made without guidance from the Proposal and, therefore, such action would be contrary to the intent of the shareholders voting on it.

Note (b) to Rule 14a-9 provides an additional example of false and misleading material that may be excluded:

> (b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Division has long relied on this example in excluding proposals that include unfounded assertions and inflammatory comments. See General Magic, Inc. (May 1, 2000); D&N Financial Corporation (February 9, 1999); Philip Morris Companies Inc. (February 7, 1991); Detroit Edison Co. (March 4, 1983); and Standard Brands, Inc. (March 12, 1975). The Proposal is clearly false and misleading under this standard as it asserts the Company has illegally discriminated on the basis of age in its employment practices. The Company is subject to laws that prohibit discrimination on the basis of age, and its employment guidelines commit it to providing equal employment opportunity for all employees without regard to, among other things, age. The Company believes that it complies with all laws relating to equal employment opportunity. There has not been any finding suggesting that the Company has engaged in age discrimination at the Lehigh facility.

The final sentence in the Proposal's supporting statement is also false and misleading because it implies that the Company will be subject to litigation and adverse publicity if the Proposal is not implemented. The Proponent argues that "[b]efore this becomes a court issue and an embarrassment to the company, this discrimination must be stopped." The Company does not believe that age discrimination has occurred at the Lehigh facility or that the consequences alleged by the Proponent will result from the failure to adopt the Proposal. The Proponent's unsubstantiated allegations lack factual support and are misleading to shareholders.

III. The Proposal is not a proper subject for action by shareholders.

The Proposal may be excluded from the Company's proxy materials pursuant to paragraph (i)(1) because it is not a proper subject for action by shareholders. Under Virginia law, the state of the Company's incorporation, proposals containing mandatory language that would require the registrant's board of directors to take a specified action are not a proper subject matter for shareholder action. As written, the Proposal is not a recommendation but a mandate. Because it impermissibly usurps the power of the Company's Board of Directors to manage the affairs of the Company, it is our opinion that the Proposal violates Virginia law and must be omitted.



The Division has consistently indicated that shareholder proposals that usurp the proper authority of the board of directors by mandating a specific action are properly omitted from the proxy materials under paragraph (i)(1). See Kmart Corporation (March 27, 2000); The Boeing Company (March 6, 2000); The Walt Disney Company (November 18, 1999); American International Group, Inc. (March 12, 1999); SBC Communications Inc. (January 11, 1999); CVS Corporation (December 15, 1998); Allied Signal Inc. (February 24, 1997); ONBANCorp, Inc. (February 15, 1996); Tandem Computers Inc. (November 8, 1995); Stone & Webster, Inc. (March 3, 1995); Continental Corporation (March 4, 1994); SCE Corp (February 17, 1993); and Genesco, Inc. (April 8, 1992).

IV. The Proposal pertains to the Company's ordinary business.

Paragraph (i)(7) permits the omission of a shareholder proposal if it deals with a matter relating to the company's ordinary business operations. In adopting various revisions to Rule 14a-8 and paragraph (i)(7) in 1998, the Securities and Exchange Commission explained that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees . . . ." Exchange Act Release No. 34-40018 (May 21, 1998). While the Commission qualified this guidance by noting that "proposals relating to such matters but focusing on significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant, that it would be appropriate for a shareholder vote," the Division has consistently taken the position that adding an age discrimination gloss to an otherwise ordinary business proposal will not preclude exclusion under paragraph (i)(7). See Tyco International, Inc. (December 21, 2000) (proposal to adopt revisions to pension plans to address provisions that are harmful to older employees excludable); Electronic Data Systems Corporation (March 24, 2000) (proposal to prepare a report on the potential impact of certain pension proposals which are said to discriminate unfairly and unlawfully against older workers excludable); and Intel Corporation (March 18, 1999) (proposal to implement an Employee Bill of Rights which included the discontinuance of the practice of establishing annual termination quotas and stopping targeting for termination older employees, employees with health problems, and employees approaching retirement excludable).

Because, as described above, there is no factual basis to support the Proponent's allegations, it is clear that he has used an age discrimination gloss to cover a Proposal that merely addresses day-to-day decision making in hiring, promoting and terminating employees and implementing procedures to ensure the efficient operation of the Lehigh facility. Examining the Proposal in light of the facts discussed above, it is clear that it addresses an ordinary business matter that



relates to the Company's management of its workforce, without raising any social policy issue, and the Proposal is therefore excludable under paragraph (i)(7).

V. The Proposal is moot.

Paragraph (i)(10) permits the exclusion of a proposal that has already been substantially implemented. Whether a proposal has been substantially implemented "depends upon whether its policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (March 28, 1991). The Company has implemented guidelines and procedures to protect against age discrimination throughout the Company and its subsidiaries and there is no evidence of age discrimination at the Lehigh facility. The Proposal suggests no further guidelines that can be compared with those in place and, therefore, the Proposal is moot.

Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's proxy materials. Should the Division have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1060.

Thank you for your consideration in these matters.

Sincerely yours,

Jerry Whitson

Enclosures

cc: G. Penn Holsenbeck
John O. Wasilowsky

EXHIBIT A

October 27, 2001

Secretary of The Company
120 Park Avenue
New York, NY 10017

RE: Proposal For 2002 Stockholders Meeting

PROPOSAL: Stop the age discrimination at the Lehigh Valley Kraft plant in Allentown

SUPPORTING STATEMENT

Over the past several years this plant has been forcing older maintenance employees out of their work area and replacing them with younger workers. The business unit manager of Kraft's Lehigh Valley plant is Mr. Ray Harlin. He has made the statement "If I have my way, I would get rid of every D-- mechanic in the plant". When this plant first set up the Line Technician Program, we had seventeen department mechanics and forty-seven line technicians. Today there are sixty-three line technicians and only seven department mechanics of which two of these positions have now been eliminated. The work area that these two mechanics worked in will now be staffed with younger employees. Before this becomes a court issue and an embarrassment to the company, this discrimination must be stopped.

Submitted By:
John O. Wasilowsky, 120 Pine Lane, Palmerton, PA 18071, (610) 681-4877
Claiming beneficial ownership of 525 shares of common stock



December 31, 2001

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

RE: File #54587.000064
Shareholder Proposal Submitted by John O. Wasilowsky

Dear Ms. Dubberly:

Philip Morris Companies, Inc. (the "Company") has requested that the Division not recommend any enforcement action if the proposal is omitted for the reason set forth in their letter. They indicated that the Company advised them of the factual matters in this letter. On page two they said that this was a personal grievance. It is not, I will explain as I get to the facts. On page three they said that I did not allege age discrimination throughout the Company's worldwide organization. That is true I did not know that discrimination must be worldwide before it was to be reported. Would that be so all the shareholders could see it?

In July 1988, a program was to introduce a LINE TECH program that would be responsible for packaging part of the product process. At the same time a selection of mechanics from each department were selected to be responsible to maintain and repair the processing equipment. There was never a central machine shop that we were selected from. On page four, all that became void and is also not correct, because in APRIL 1990, there was an effort to bring in a union. The UNITED FOOD AND COMMERCIAL WORKERS UNION. The company held many meetings and spent a large sum of money to convince the employees not to vote the UNION in. There were also promises made to the mechanics if they did not vote UNION. The promise was put in writing in a letter to all of the employees. As I understand making a promise to garnish votes away from the union is a binding contract. You see that the LINE TECHNICIAN / MACHANIC program was updated. This includes a commitment to a continuing department mechanic program, in addition TO A SMALLER FOCUSED LINE TECH PROGRAM. All former mechanics that are now line/techs were offered an opportunity go back to the mechanic program. There was no reason to believe from this point on that the department mechanic did not have a job from that point on.

After the union was voted out, the company went back to their old ways in how they treated the mechanics. One form of discrimination was the pay. In our handbook we have different pay grades from A rate to E rate and mechanic pay and line/tech pay. When an employee works the higher grade they receive the higher pay. When the mechanic covered the line/tech when he was out on vacation or sick, the higher pay was denied. We also had two departments SALADS AND MARGARIN where two lines in each department were assigned to the mechanic. We did the same work as the line/tech when those lines ran, but were denied the higher pay. When we asked why, we were told that Mr. RAY HARLIN said no, we don't pay upgrades to mechanics.

In March 1993 I was in a department called PORTION CONTROL. We were told that three of our product lines would be removed and the staffing of the department would be changed, because of the equipment being removed was staffed by LINE/TECH'S the department will lose three LINE/TECH'S. We were given a list of the staffing for 1994, so if your job was reduced we had a year to bid to a new job. Then in March 1994 at a department meeting the mechanics were told that the department decided that they were going to keep all of the line/tech's and give them our work responsibility and we no longer had jobs. As the U.S. Department of Labor told a co-worker, this was illegal that a company can not remove older workers and give the work to younger workers. The three mechanics then had to bump other mechanics from their jobs. This process left one mechanic without a job and he had to go into general labor. Because of the large pay reduction, he later left for a new job. They then started to reduce the number of mechanics in a department and increased the number of line/tech's. This was not what was agreed to in June 20, 1990. The agreement was that there would be a smaller focused Line Technician Program. You can see they never intended to honor the agreement they made in 1990.

On page four they mention of the hiring of a 57-year-old mechanic, there is more to that story. First, the company has not advertised in the paper for over 12 years for a mechanic. The add that this employee applied for was line/tech. He was tested for line/tech and passed. His name was on the line/tech seniority list, but he was offered a job as a "B" rate production or a mechanic, both jobs that paid less then the job he applied for. This man was a maintenance supervisor for 33 years at the steel company that closed. His wife passed away with a heart attack and he had two daughters in college and he had five years to go till retiring age. If the company would have told this employee that they were reducing mechanics and because he was the newest mechanic that any reduction he would be first to go. I think that it is important to know that the average age difference between line/tech and mechanic is 14 years. You would have to believe that in the last 12 years only younger workers applied to the line/tech ads.

On page four you are told that the line/tech's were reduced from 62 to 49. That is three more then we started out with 12 years ago, with a plant that is now 50% smaller. We have five mechanics left. That is because the processing area that mechanics at one time maintained is now in the hands of line/tech's. There is a great deal more to this issue and the reason I used the proposal is because I have tried for the last ten years to have this stopped. I have taken this issue up with the last three plant managers, with no indication that they were going to comply with the 1990 agreement. When receiving a call from Mr. G. PENN HOLSENBECK in October 2001 about the proposal, he told me that I should go to the stockholders meeting and bring this issue up to the board of directors. This would be the proper way to handle this issue. I told him that I tried to do that in 1999. I told him that when I called to find out how to get the opportunity to talk to the board, I was asked what I wanted to talk about. I told them age discrimination, I was told no. As you can see I have tried to do the right thing. I believe that discrimination is important to the stockholders. I would be willing to drop my proposal if they were willing to address this issue. I also believe that KRAFT knew and did not tell PHILIP MORRIS about the 1990 agreement to the maintenance personnel. You cannot spend approximately one million dollars to stop a union and not remember.

In their letter it mentioned that I am untrue. This employee believes that when you agree to do something, you do it. Here is some background on me. I served 21 years in the U.S. MARINES and have nine consecutive honorable discharges. I served 22 years with KRAFT FOODS and have over half a million in my 401K, all in company stock. I am not a person that wants to do harm to his company. I want my company to correct an injustice. I have tried for the past ten years now, and the proposal is the only way I have left to get the attention we deserve. I believe that if they were required to print this proposal, the company would be more willing to correct this wrong.

Respectfully,



John O. Wasilowsky
120 Pine Lane
Palmerton, PA 18071
610-681-4877

KRAFT GENERAL FOODS
Kraft USA

July 30, 1990

Dear Kraft Employee:

The past few months have involved many meetings and much discussion on the issue of the United Food and Commercial Workers Union. I believe we are all glad that election day is upon us. Most of you have been able to attend our informational meetings and have engaged in conversation over the pros and cons of the issues.

To some the issue involved in the NLRB election is whether or not our plant should be unionized. I disagree; the issue as will be stated on the NLRB ballot is "Do you wish to be represented for purposes of collective bargaining by UFCW Local 56? "Yes or No."

That is why we have taken the time and effort to research the UFCW and Local 56 and provided this information to you especially in areas where they intentionally misrepresented the truth. We believe that by examining the facts and actual occurrences, as opposed to emotion, you will be able to make an informed decision.

The UFCW has concentrated on revenge, emotion and negative attacks. When we discussed the union's rules and how they can be used to control employees, the UFCW responded **"not true"**, but offered no facts to the contrary. When we discussed the UFCW's financial dealings, the UFCW again responded **"not true"** and attempted to sidetrack discussions to another subject. When we discussed the UFCW's inability to provide job security, the UFCW responded **"not true"**, but refused to provide facts to the contrary. When we discussed the realities of negotiations and the legal ramifications of union called strikes the UFCW responded **"not true"**, but again nothing to the contrary. Lastly, when we discussed the UFCW's failure at Limpert Brothers coupled with their 36 week strike at All-American Gourmet the UFCW responded by intentionally misrepresenting the facts hoping Kraft would not have time to respond.

The decision to be made will have immense ramifications for everyone at Kraft. We have demonstrated that we have a better track record in wages, and a better overall benefits package than other corporate employees represented by the UFCW. We believe our plant is a good place to work. We also have one of the finest employee staffs to be found anywhere.

This doesn't mean that we don't have concerns and problems at Lehigh. Like it or not, **only we can solve our own problems.** We also **cannot undo the past** no matter how much we would like to, but we **can** learn from it. The crux of your decision on election day is what is the best alternative to solve our problems from this date forward.

The UFCW offers collective bargaining which is based on "**power and revenge**" - clearly an adversary approach. In negotiations, there are winners and losers - no one is ever completely satisfied. This negative approach does not provide the proper basis for positive improvement and change.

We strongly believe that Kraft and our employees have the will, and intelligence to attack our problems and find creative solutions.

To put it another way, in who do you really have faith - yourself or a New Jersey based union with no commitment to the same goals you have?

One last point. It is important that each eligible employee vote in the election. I ask you to vote "**NO**" and keep the UFCW out of our plant. It will be a positive step in the right direction.

Thank you,



Steve Oimoen
Plant Manager

KRAFT GENERAL FOODS INTER-OFFICE COMMUNICATION

DATE: June 20, 1990

TO: All Employees

FROM: Steve Oimoen

SUBJECT: WHAT WE'VE ACCOMPLISHED AND WHERE WE'RE GOING

Starting back in October we have all seen and experienced an orchestrated effort by a small group of employees to sell all Kraft employees on bringing the Food and Commercial Workers into our plant. This effort will intensify as we approach the election date. Though these employees are probably well intentioned in their desire to improve things, I disagree and I believe a large majority of you disagree with their method of approach. You do not improve things by attempting to discredit and tear down what all Kraft employees have accomplished in past years. Negative thinking has never solved any problems. The Food and Commercial Workers Union is being sold as a "quick fix" to our problems. If it were that easy I would be the first one to support a union. However, reality tells us all that in the real world there is just "no free lunch", contrary to what the union would like you to believe.

With the Food and Commercial Workers we have the possibility of confrontation, pitting employees against employees and employees against the Company, and the potential of strikes to try to force the Company to give in to the union. In re-reading the union handouts you will see that everything is either winners and losers. As I've said before we will be discussing the realities of this union in our upcoming meetings.

I ask each of you to step back from all the union negativism and take an objective look at our facility. I did before deciding to come here. On the down side I saw a facility with some problems. The plant had moved away from some of the basic Human Resource programs that Kraft values which were established in the past. We all knew what the problems of 1988-89 were, but in my mind some of the more serious included consistency of plant rules, the Line Technician program, communications, and the growth and future of our plant. This affected other facilities - not just Lehigh. On the positive side, I saw the majority of our employees had a positive outlook, that their was good teamwork, and that Lehigh was a modern facility.

Even though some would like to live in the past and dwell on some past negative experiences, one thing I've learned is that you cannot undo what has been done. For your review, below I have listed a summary of many of the action items and our accomplishments:

Wages and Communication of the Wage Survey

The annual wage increase of 3.8% plus increased shift differentials, along with the community wage survey were communicated through employee meetings.

Handbook and Consistency

The employee handbook was updated and communicated to all employees in January. The majority of these changes have been for the benefit of or by the request of employees. Policies updated based on the suggestions of the employees include: one day vac[illegible]

Line Technician/Mechanic Program
The Lehigh Valley Line Technician Program was updated and communicated to the line technicians and mechanics in March addressing issues of seniority, job description, training and bidding. This includes a commitment to a continuing department mechanic program in addition to a smaller focused line technician program. All former mechanics who are now line technicians, were offered an opportunity to go back to the line mechanic program. In addition, we have structured training guidelines, plus expectation levels for progression of line technicians from T1 through T5.

Quality Focus and Support
As quality is our #1 operating principle, we have renewed that commitment with additional management support in the Quality, Production, and Human Resource Departments plus additional staffing and utilization of our resources to meet high expectation levels in products and facilities. We have worked hard to improve our sanitation practices and upgrade our facility's appearance and condition.

Employee Involvement
We are continuing our commitment to employee involvement in improving our facility operations. Employees have helped improve our facility and helped provide valuable input into key areas of operating our plant.

Safety
A new plant Safety Program was initiated in February with Safety Representatives in each department and monthly Safety Meetings on each shift resulting in significant progress. Forklift training, hearing protection, hazard communications, plant evacuation program, and an ergonomics program are being updated.

Incentive Program
PEAKS PROGRAM - The Kraft USA Operations Incentive Program was announced during the second quarter which provides a measurement on how we are progressing against our plant improvement plans, with a financial incentive. We are on target towards achieving our plan of $3.5 million dollars of savings with $1.8 million dollars through May. We will review the program with employees later in the year.

Growth and Future
Producing and distributing top quality products at the lowest possible cost is our primary mission. We compete each and every day, with other manufacturers and put our reputation and future in every package that we produce, approve and ship to our customers. Reliability, service level, quality and cost positions play extremely important roles on what we produce currently and on the decisions on what we plan and hope to manufacture in the future. We try to position our facility as a top performer in all of these categories and as a facility that can get the job done. Log Cabin Syrup is the first of these opportunities we hope to see for our facility.

The Food and Commercial Workers in their drive to win support are now talking out of both sides of their mouth. One day they attack Kraft for doing nothing right, then the next day they try to take credit for our accomplishments. The union claims they have created unity, when in fact; exactly the opposite has occurred. Each of us are seeing antagonism and hard feelings developing all around the plant. This will not make us a winner

LINE TECHNICIAN DEPARTMENT MECHANIC MEETING

OBJECTIVE - TO DEVELOP AN EFFECTIVE LINE TECHNICIAN/DEPARTMENT MECHANIC PROGRAM TO MEET THE NEEDS OF THE LEHIGH VALLEY FACILITY.

- WE ARE COMMITTED TO AN EFFECTIVE LINE TECHNICIAN PROGRAM.
- WE ARE ALSO COMMITTED TO AN EFFECTIVE DEPARTMENT MECHANIC PROGRAM.
- A BALANCED LINE TECHNICIAN AND MECHANIC PROGRAM IS THE MOST EFFECTIVE WAY TO MEET THE NEEDS OF OUR FACILITY IN THE FUTURE.
- PROGRAM SUMMARY

  (1) THERE WILL BE 17 DEPARTMENT MECHANIC POSITIONS (4 - 6 OPENINGS) AND 47 LINE TECHNICIAN POSITIONS.

  (2) ADD 1 ADDITIONAL MAINTENANCE SUPPORT POSITION ON 2ND SHIFT/BID TWO PROJECT MECHANIC JOBS/ONE FORKLIFT.

  (3) LIFT THE BIDDING FREEZE FOR T5 LINE TECHNICIANS.

  (4) ESTABLISH TRAINING PROGRAMS AND REQUIREMENTS

PORTION CONTROL

STAFFING MARCH 1994

POSITION	CURRENT	MARCH 1994	PER SHIFT
LINE TECH	9	6	2
LINE OPERATOR	27	18	6
CASE PACKER	9	18	6
DEPALLETIZER - B	0	3	1
MISC. LABOR - A	25	6	2
SUPPLY TRUCKER - C	3	3	1
INGREDIENT MIXER - D	0	6	2

EXHIBIT A

October 27, 2001

Secretary of The Company
120 Park Avenue
New York, NY 10017

RE: Proposal For 2002 Stockholders Meeting

PROPOSAL: Stop the age discrimination at the Lehigh Valley Kraft plant in Allentown

SUPPORTING STATEMENT
Over the past several years this plant has been forcing older maintenance employees out of their work area and replacing them with younger workers. The business unit manager of Kraft's Lehigh Valley plant is Mr. Ray Harlin. He has made the statement "If I have my way, I would get rid of every D-- mechanic in the plant". When this plant first set up the Line Technician Program, we had seventeen department mechanics and forty-seven line technicians. Today there are sixty-three line technicians and only seven department mechanics of which two of these positions have now been eliminated. The work area that these two mechanics worked in will now be staffed with younger employees. Before this becomes a court issue and an embarrassment to the company, this discrimination must be stopped.

Submitted By:
John O. Wasilowsky, 120 Pine Lane, Palmerton, PA 18071, (610) 681-4877
Claiming beneficial ownership of 525 shares of common stock



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Philip Morris Companies Inc.
Incoming letter dated December 14, 2001

The proposal mandates that the Company stop age discrimination at one of its plants.

There appears to be some basis for your view that Philip Morris may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Philip Morris omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission.

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor